UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Deswell Industries, Inc.

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

250639 10 1

(CUSIP Number)

Carrie Leahy

Bodman PLC

201 S. Division, Suite 400

Ann Arbor, MI 48104

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 250639 10 1

1.	Names of Reporting Persons. Richard Pui Hon Lau
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,033,719
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,033,719
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43.7%
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.7%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 18 to Schedule 13D (this “Amendment”) amends and supplements the statements on the Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed by Mr. Richard Pui Hon Lau (“Mr. Lau”) with the Securities and Exchange Commission (the “Commission”) on May 30, 2014, the Amendment No. 2 to Schedule 13D filed by Mr. Lau with the Commission on July 29, 2014 (“Amendment No. 2”), the Amendment No. 3 to Schedule 13D filed by Mr. Lau with the Commission on September 29, 2014 (“Amendment No. 3”), the Amendment No. 4 to

Schedule 13D filed by Mr. Lau with the Commission on February 9, 2015 (“Amendment No. 4”), the Amendment No. 5 to Schedule 13D filed by Mr. Lau with the Commission on April 30, 2015 (“Amendment No. 5”), the Amendment No. 6 to Schedule 13D filed by Mr. Lau with the Commission on July 10, 2015 (“Amendment No. 6”), the Amendment No. 7 to Schedule 13D filed by Mr. Lau with the Commission on August 7, 2015 (“Amendment No. 7”), the Amendment No. 8 to Schedule 13D filed by Mr. Lau with the Commission on November 2, 2015 (“Amendment No. 8”), the Amendment No. 9 to Schedule 13D filed by Mr. Lau with Commission on November 27, 2015 (“Amendment No. 9”), the Amendment No. 10 to Schedule 13D filed by Mr. Lau with the Commission on January 7, 2016 (“Amendment No. 10”), the Amendment No. 11 to Schedule 13D filed by Mr. Lau with the Commission on February 18, 2016 (“Amendment No. 11”), the Amendment No. 12 to Schedule 13D filed by Mr. Lau with the Commission on July 22, 2016 (“Amendment No. 12”), the Amendment No. 13 to Schedule 13D filed by Mr. Lau with the Commission on September 23, 2016 (“Amendment No. 13”), the Amendment No. 14 to Schedule 13D filed by Mr. Lau with the Commission on November 16, 2016 (“Amendment No. 14”), the Amendment No. 15 to Schedule 13D filed by Mr. Lau with the Commission on April 13, 2017 (“Amendment No. 15”), the Amendment No. 16 to Schedule 13D filed by Mr. Lau with the Commission on June 14, 2017, and the Amendment No. 17 filed by Mr. Lau with the Commission on July 12, 2017 (“Amendment No. 17,” and, collectively with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, and Amendment No. 16 the “Prior Amendments”), each with respect to the common shares without par value (“Common Shares”) of Deswell Industries, Inc., a company organized under the laws of the British Virgin Islands (the “Company”).

The percentage calculations in the above cover page, and as set forth below, are based on a total outstanding number of Common Shares of 16,085,239. Such number represents 15,885,239 outstanding Common Shares (as disclosed by the Company as of July 12, 2017), plus the 200,000 Common Shares immediately exercisable by Mr. Lau under the Stock Option (as defined in Item 3).

Except as set forth herein, the Prior Amendments remain unmodified.

Item 5. Interest in Securities of the Issuer.

Item 5 of Amendment No. 17 is hereby amended and restated in its entirety as follows:

(a – b) As a result of the open market purchases consummated by Mr. Lau since July 12, 2017, as of the date hereof Mr. Lau beneficially owns 7,033,719 Common Shares. Such shares consist of 6,833,719 Common Shares held of record by Mr. Lau and an immediately exercisable option to purchase up to 200,000 Common Shares. Such holdings represent 43.7% of the Common Shares. Mr. Lau has sole power to vote and dispose of all Common Shares held of record by Mr. Lau as of the date hereof, and upon exercise of any portion of the Stock Option, would have sole power to vote and dispose of any Common Shares so acquired.

(c) Mr. Lau has individually engaged in and effected the following open market purchases of Common Shares in the past sixty (60) days:

Purchase Date	Number of Shares Purchased	Purchase Price
July 27, 2017	31,300	$2.50
August 7, 2017	21,600	$2.47
August 8, 2017	463	$2.48
August 9, 2017	28,200	$2.48
August 9, 2017	5,044	$2.47
August 9, 2017	100	$2.46

August 11, 2017	150	$2.50
August 15, 2017	15,808	$2.59
August 15, 2017	650	$2.58
August 15, 2017	1,600	$2.579
August 17, 2017	1,052	$2.60
August 17, 2017	400	$2.599
August 21, 2017	900	$2.60
August 22, 2017	300	$2.65
August 22, 2017	400	$2.62
August 24, 2017	1,400	$2.63
August 24, 2017	1,500	$2.66
August 25, 2017	40,213	$2.69
August 29, 2017	750	$2.70
August 30, 2017	69	$2.69
August 30, 2017	49,250	$2.70
August 31, 2017	1,655	$2.69
September 1, 2017	3,933	$2.69
September 5, 2017	29,185	$2.69
September 6, 2017	2,699	$2.69
September 7, 2017	22,246	$2.69
September 11, 2017	12,000	$2.62
September 11, 2017	5,600	$2.63
September 11, 2017	600	$2.629
September 13, 2017	2,451	$2.65
September 14, 2017	4,225	$2.65
September 15, 2017	71	$2.65
September 18, 2017	13,935	$2.66

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

/s/ Richard Pui Hon Lau
Richard Pui Hon Lau

Date: September 21, 2017